UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                                      Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____July 9, 2004_________________

Date

Lonmin Approves  US $1.2 Million Exploration Program  for Union Bay Platinum Project, Alaska / Exploration to Commence Immediately

Vancouver, BC  - Lonmin Plc has elected to proceed with the 2004 exploration program based on results from the 2003 program which suggest Union Bay has potential to host significant accumulations of platinum group metal mineralization. The 2004 exploration budget is set at US $1.2 million and will be 100% funded by Lonmin Plc, the world's third largest primary producer of platinum.

Harry Barr, President of Pacific North West Capital stated "This additional $1.2 million exploration budget from Lonmin reinforces the potential importance of the Union Bay platinum discovery. The results from last year were encouraging and this year's program is aimed at following up on last year's discoveries and delineating new areas for additional exploration".

Exploration will commence immediately with a detailed geological mapping and sampling program and an airborne magnetic and electromagnetic survey. A 9,000 ft (2,800m) drill program will commence in mid June.  The drill rig is currently on site.

The initial drill program will target the Continental and Chevelle zones where rock sampling in 2003 returned values ranging from 1 to 14 g/t Platinum (Pt). (see news release January 20th, 2004).  The mineralization is hosted by similar rock types to the previously reported occurrences at the North and Jaguar Zones, which lie 5 km to the east.  In addition, a separate zone of Copper (Cu) + Platinum (Pt) +  (Palladium (Pd) bearing sulphides was discovered at Cannery Creek. Cannery Creek is situated on the western side of the Union Bay project, close to the margin of the complex.  The zone remains open to the north and east.

Should the results of the data review prove to be sufficiently positive, Lonmin may elect to incur further expenditures before the end of the 2004 field season.

Union Bay

In May 2003 Lonmin Plc entered into a joint venture agreement with Pacific North West Capital and Freegold Ventures Limited for further exploration and development on the project.  Under the agreement Lonmin funded an initial US$815,000 exploration program in 2003. The funding was subsequently increased to US $935,000 after a favourable preliminary review of field data. Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005 and 2006 and US $750,000 for each year thereafter.

Continued to Page 2

Pacific North West Capital Corp. News Release June 1, 2004 Page 2

Pacific North West Capital is the Operator of the project during the exploration phase. Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision by the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, Pacific North West and Freegold Ventures Limited will each repay their share of the financing costs on agreed upon commercial terms and contribute pro rata to operating costs.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.

Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. Currently a $3 milIion exploration program is underway for the balance of 2004. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary platinum producer. In 2003 Lonmin funded a US $935,000 exploration program.   PFN is the Operator of all three projects

PFN is committed to remaining at the forefront of platinum group metal exploration in North America and is aggressively targeting new PGM projects. PFN has committed $1 million to develop existing wholly owned projects and new acquisitions in 2004. PFN's exploration budget for 2004 including funding by JV partners is approxima tely $5.5 million.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 1, 2004

Item 3: Press Release

A Press release dated and issued June 1, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Lonmin Approves US$1.2 Million Exploration Program for Union Bay Platinum Project, Alaska.

Item 5: Full Description of Material Change

See attached News Release dated June 1, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 3, 2004________________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PFN OPTIONS LAC MANITOU

PLATINUM GROUP METAL PROPERTY, QUEBEC

Vancouver, BC  - Pacific North West Capital Corp. (PFN: TSX, OTC BB PAWEF) has entered into an Option Agreement whereby it may earn a 100% interest in the Lac Manitou Platinum Group Metal (PGM) Property Quebec from Cuesta Geoscience Inc. The Lac Manitou property is situated approximately 120 km northeast of Sept-lles in Quebec's Cote-Nord district.

The property overlies part of the border zone of the anorthositic Havre-Saint-Pierre Complex. Although numerous Ni-Cu-PGE (Nickel-Copper-Platinum Group Elements) showings occur and are associated with the border zone, with one sample assaying 1.69% Ni, 4.66% Cu and 4.1 g/t Pt+Pd+Au, prior exploration has been limited. There is no detailed mapping of the border zone, and no prior drilling of the known showings.

PFN believes that the Havre-Saint-Pierre Complex represents an excellent unexplored exploration target for Ni-Cu-PGE mineralization. The Havre-Saint-Pierre Complex exhibits certain similarities to the River Valley Intrusion where PFN is currently exploring with joint venture partner Anglo American Platinum Corporation Limited. Anglo Platinum has already expended in excess of $12.8 million on the River Valley Project and recently committed an additional $3 million for the balance of 2004. Similarities between the intrusions include lithology, mineralization style, internal structure, and their occurrence within the Grenville Province.

PFN is required to make cash payments of $80,000, issue 85,000 shares and incur exploration expenditures of $600,000 over three years in order to earn a 100% interest in the property subject to a 2.5% NSR. PFN may purchase 1% of the NSR for $750,000 and an additional 0.5% for $500,000. The foregoing is subject to regulatory approval.  The Qualified Person for the News Release is Peter Dasler, P Geo, VP Business Development, Pacific North West Capital Corp.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary platinum group metal producer. Exploration by the Joint Venture in 2003 confirmed that Union Bay has potential to host significant accumulations of PGE mineralization. The Budget for the 2004 Union Bay Project is US $1.2 Million and will be 100% funded by Lonmin Plc. PFN is the Operator of all three projects.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 16, 2004

Item 3: Press Release

A Press release dated and issued June 16, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. Options Lac Manitou Platinum Group Metal Property, Quebec.

Item 5: Full Description of Material Change

See attached News Release dated June 16, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 17, 2004________________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on January 22, 2004 (i) 30,000 common shares pursuant to a property transaction; (ii)  41,877 common shares pursuant to the exercise of warrants; and (iii)  55,000 common shares pursuant to the exercise of option  on January 28, 2004, 20,000 common shares pursuant to the exercise of option of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on February 5, 2004 (i) 7,325 common shares pursuant to the exercise of warrants; (ii)  30,000 common shares pursuant to the exercise of option; on February 10, 2004 (i) 14,400 common shares pursuant to the exercise of warrants; (ii)  8,334 common shares pursuant to the exercise of option;  of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on February 16, 2004 (i) 15,000 common shares pursuant to the exercise of warrants; (ii)  20,000 common shares were returned to treasury; February 23, 2004 20,100 common shares pursuant to the exercise of warrants of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on March 5, 2004 (i) 30,000 common shares pursuant to the exercise of option of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on March 22, 2004 (i) 25,200 common shares pursuant to the exercise of warrants of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on April 5, 2004 (i) 50,000 performance shares (ii) April 8, 2004 25,000 common shares issued pursuant to the exercise of option of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on April 22, 2004 (i) 5,000 common shares issued pursuant to the exercise of option (ii)  April 26, 2004 2,500,000 units consisting of one common share and one half of one share purchase warrant of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on June 4, 2004 (i) 20,000 common shares issued pursuant to a property transaction of the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

PACIFIC NORTH WEST CAPITAL CORP.

           "Taryn Downing"

By:

Taryn Downing

Corporate Secretary